

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 18, 2010

Mr. Collin F. Visaggio
Chief Financial Officer
InterOil Corporation
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia

> **Re:** **InterOil Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 2, 2010**
> **File No. 001-32179**

Dear Mr. Visaggio.

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief